SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of June 2012

Commission file number: 1-14872

SAPPI LIMITED
(Translation of registrant’s name into English)

48 Ameshoff Street
Braamfontein
Johannesburg 2001

REPUBLIC OF SOUTH AFRICA
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):      ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):      ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

INCORPORATION BY REFERENCE

Sappi Limited’s announcement, furnished by the Registrant under this Form 6-K, is incorporated by reference into (i) the Registration Statements on Form S-8 of the Registrant filed December 23, 1999, December 15, 2004 and February 2, 2010 in connection with The Sappi Limited Share Incentive Scheme, (ii) the Section 10(a) Prospectus relating to the offer and sale of the Registrant’s shares to Participants under The Sappi Limited Share Incentive Scheme, (iii) the Registration Statements on Form S-8 of the Registrant filed December 15, 2004 and December 21, 2005 in connection with The Sappi Limited 2004 Performance Share Incentive Plan and (iv) the Section 10(a) Prospectus relating to the offer and sale of the Registrant’s shares to Participants under The Sappi Limited 2004 Performance Share Incentive Plan.

FORWARD-LOOKING STATEMENTS

In order to utilize the “Safe Harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 (the “Reform Act”), Sappi Limited (the “Company”) is providing the following cautionary statement. Except for historical information contained herein, statements contained in this Report on Form 6-K may constitute “forward-looking statements” within the meaning of the Reform Act. The words “believe”, “anticipate”, “expect”, “intend”, “estimate”, “plan”, “assume”, “positioned”, “will”, “may”, “should”, “risk” and other similar expressions, which are predictions of or indicate future events and future trends, which do not relate to historical matters, identify forward-looking statements. In addition, this Report on Form 6-K may include forward-looking statements relating to the Company’s potential exposure to various types of market risks, such as interest rate risk, foreign exchange rate risk and commodity price risk. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of the Company, together with its subsidiaries (the “Group”), and may cause the actual results, performance or achievements of the Group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievements). Certain factors that may cause such differences include but are not limited to: the impact of the global economic downturn, the highly cyclical nature of the pulp and paper industry (and the factors that contribute to such cyclicality, such as levels of demand, production capacity, production, input costs including raw material, energy and employee costs, and pricing), adverse changes in the markets for the group’s products, the emergence of new technologies and changes in consumer trends including increased preferences for digital media, consequences of substantial leverage, including as a result of adverse changes in credit markets that affect our ability to raise capital when needed, changing regulatory requirements, unanticipated production disruptions (including as a result of planned or unexpected power outages), economic and political conditions in international markets, the impact of restructurings, investments, acquisitions, dispositions and other strategic initiatives (including related financing), any delays, unexpected costs or other problems experienced in connection with dispositions or with integrating acquisitions or implementing restructurings or other strategic initiatives, and achieving expected savings and synergies, and currency fluctuations. These and other risks, uncertainties and factors are discussed in the Company’s Annual Report on Form 20-F and other filings with and submissions to the Securities and Exchange Commission, including this Report on Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements are made as of the date of the submission of this Report on Form 6-K and are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward looking statements, whether to reflect new information or future events or circumstances or otherwise.

NOT FOR DISTRIBUTION TO ANY PERSON LOCATED OR RESIDENT IN ANY JURISDICTION WHERE IT IS UNLAWFUL TO DISTRIBUTE THIS ANNOUNCEMENT.

PE Paper Escrow GmbH Commences Cash Tender Offer for Secured Notes due 2014

Vienna, Austria — June 20, 2012 — PE Paper Escrow GmbH (“PE Paper”, “we”, “us”, or the “Company”), a wholly-owned subsidiary of Sappi Papier Holding GmbH (“SPH”), announces the commencement of an offer to purchase for cash (the “Tender Offer”) up to $300,000,000 aggregate principal amount (the “Maximum Tender Amount”) of PE Paper’s outstanding U.S. dollar-denominated 12.00% Senior Secured Notes due 2014 (the “Dollar Notes”) and euro-denominated 11.75% Senior Secured Notes due 2014 (the “Euro Notes”  and, together with the Dollar Notes, the “Notes”).

The Offer is being made upon the terms and subject to the conditions set forth in the offer to purchase statement dated June 20, 2012 (as it may be amended or supplemented from time to time, the “Offer to Purchase”) and in the related letter of transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer Documents”). Capitalised terms used in this announcement have the meanings ascribed to them in the Offer to Purchase.

The Notes will be purchased according to the Acceptance Priority Level (as defined below) set forth in the table below. All Notes having a higher Acceptance Priority Level will be accepted for purchase before any tendered Notes having a lower Acceptance Priority Level are accepted. The amounts in cash to be paid for the tender of Notes for each $1,000 principal amount of Dollar Notes accepted for purchase and for each €1,000 principal amount of Euro Notes accepted for purchase are set forth in the table below. In addition, we will pay accrued and unpaid interest (“Accrued Interest”) up to, but not including, the Early Settlement Time (as defined below) or the Settlement Time (as defined below), as applicable.

ISIN	CUSIP or Common Code	Title of Security	Principal Amount Outstanding	Acceptance Priority Level	Tender Offer Consideration(1)	Early Tender Payment	Total Consideration(1)
Reg S: USA61798AA19 144A: US693309AA40	Reg S: A61798AA1 / 043365126 144A: 693309AA4 / 043365134	12.00% Senior Secured Notes due 2014	$300,000,000	1	$1,047.50	$20.00	$1,067.50
Reg S: XS0442348073 144A: XS0442348313	Reg S: 044234807 144A: 044234831	11.75% Senior Secured Notes due 2014	€350,000,000	2	€1,046.25	€20.00	€1,066.25
____________________________________________
(1)     Does not include Accrued Interest.

Holders of Notes (“Holders”) who validly tender their Notes and do not validly withdraw their Notes on or prior to 5p.m., New York City time, on July 3, 2012, unless extended (the “Early Tender Deadline”), and which Notes are accepted for purchase by us, will be eligible to receive the “Tender Offer Consideration” (indicated in the table above) and the “Early Tender Payment” (indicated in the table above, which together with the Tender Offer Consideration, amount to the “Total Consideration”). Holders who validly tender their Notes after the Early Tender Deadline and on or before midnight, New York City time, on July 18, 2012, unless extended (the “Expiration Time”), and which Notes are accepted for purchase by us, will be eligible to receive the Tender Offer Consideration. Notes tendered may only be withdrawn prior to the Early Tender Deadline. Notes tendered after the Early Tender Deadline and prior to the Expiration Time may not be withdrawn, except as provided by law.

The Tender Offer is not conditioned upon any minimum amount of Notes being tendered. The aggregate principal amount of Euro Notes being purchased may be prorated as set forth in the Offer to Purchase, subject to the Maximum Tender Amount and the Acceptance Priority Level. See “Maximum Tender Amount and Acceptance Priority Level” in the Offer to Purchase. After we have accepted all Dollar Notes (“Acceptance Priority Level”), if the aggregate principal amount of Euro Notes tendered exceeds the difference between (i) the Maximum Tender Amount and (ii) the aggregate principal amount of all Dollar Notes tendered and not withdrawn, we will prorate the amount of Euro Notes that we will purchase, based on the aggregate principal amount of Euro Notes tendered (with appropriate adjustment to avoid purchases of Euro Notes in a principal amount other than €50,000 and integral multiples of €1,000 in excess thereof).

Outstanding Notes may be tendered, and will be accepted for purchase, only in minimum denominations of $100,000 and integral multiples of $1,000, or minimum denominations of €50,000 and integral multiples of €1,000, as applicable, unless such requirement is waived by PE Paper. See “Terms of the Tender Offer—General—Tender Offer” in the Offer to Purchase.

We reserve the right, at any time following the Early Tender Deadline and prior to the Expiration Time, to accept for purchase all the Dollar Notes validly tendered prior to or at the Early Tender Deadline (“Early Settlement Election”). If we make the Early Settlement Election, we will pay the Total Consideration to Holders of Dollar Notes on such date (such date, the “Early Settlement Time”) promptly following the Early Settlement Election. If we do not make the Early Settlement Election, we will accept for purchase all validly tendered Notes at the Expiration Time, subject to the Maximum Tender Amount and the Acceptance Priority Level, and payment for all such Notes will be made promptly thereafter (the “Settlement Time”), except if we terminate the Tender Offer, at our discretion. The payment of the Total Consideration and the Tender Offer Consideration, as the case may be, shall include Accrued Interest up to, but not including, the Early Settlement Time or the Settlement Time, as applicable.

On or about the date on which we make an Early Settlement Election and assuming the New Financing has been consummated, to the extent that PE Paper has received valid tenders with respect to Notes having an aggregate principal amount less than the Maximum Tender Amount, we intend to issue a notice of redemption for Dollar Notes not accepted for purchase in the Tender Offer, in an aggregate principal amount corresponding to the Maximum Tender Amount minus the aggregate principal amount of Notes that have been tendered in the Tender Offer and not withdrawn as of the Early Tender Deadline, and redeem such Dollar Notes in accordance with the terms of the Indenture on or about the 30th day following the issuance of the redemption notice, at a redemption price of 106.000% of the principal amount of each Dollar Note plus accrued and unpaid interest to the date of redemption (subject to the rights of Holders of Dollar Notes on the relevant date to receive interest on the relevant interest payment date). Our plan with respect to the redemption of Notes may be modified if the terms of the New Financing are modified, and may include the redemption of Euro Notes at the applicable redemption price for such notes. In addition, PE Paper and its affiliates expressly reserve the absolute right, in their sole discretion, from time to time to purchase any Notes or other indebtedness, including any Notes that remain outstanding after the consummation of the Tender Offer, through open market purchases, privately negotiated transactions, one or more additional tender or exchange offers or otherwise, at prices that may or may not be equal to the Tender Offer Consideration or the Total Consideration for the Notes.

The Tender Offer is being made in conjunction with the New Financing that is being undertaken by SPH (together with Sappi Limited and its subsidiaries, the “Group”). See “Source of Funds” in the Offer to Purchase.

PE Paper’s acceptance for purchase of Notes validly tendered pursuant to the Tender Offer, and the payment of the applicable Total Consideration or Tender Offer Consideration, as the case may be, are subject to, and conditioned upon, the successful completion of the New Financing and the satisfaction or waiver of certain other conditions. PE Paper reserves the right to waive or modify in whole or in part any and all conditions to the Offer to Purchase and to otherwise amend the Tender Offer. PE Paper also has the right to terminate the Tender Offer at any time and for any reason, and to extend or otherwise amend the Early Tender Deadline or the Expiration Time. Details of any such extension or amendment will be announced as provided in the Offer to Purchase as soon as reasonably practicable after the relevant decision is made. Additionally, PE Paper reserves the right, in its sole and absolute discretion not to accept any tender of Notes. In the event of a termination of the Tender Offer, all Notes tendered pursuant to the Tender Offer will be promptly returned to the tendering Holders. See “Terms of the Tender Offer” in the Offer to Purchase.

The Total Consideration and the Tender Offer Consideration will be payable in cash at the Early Settlement Time or the Settlement Time, as applicable. Under no circumstances will any interest be payable because of any delay in the transmission of funds to Holders by the Tender and Information Agent (as defined below), DTC or any Clearing Systems.

The Tender Offer is not conditioned on any minimum amount of Notes being tendered. Subject to applicable securities laws, if the consideration to be paid in the Tender Offer or the principal amount of Notes subject to the Tender Offer is increased or decreased, the Tender Offer will remain open at least ten business days from the date PE Paper first gives notice to Holders, by public announcement or otherwise, of such increase or decrease.

The Bank of New York Mellon is acting as the Tender and Information Agent (in such capacity, the “Tender and Information Agent”) for the Tender Offer. The Trustee for the Notes is The Bank of New York Mellon (the “Trustee”). The Royal Bank of Scotland plc, Citigroup Global Markets Limited, J.P. Morgan Securities LLC and J.P. Morgan Securities Ltd. are acting as dealer managers (in such capacity, the “Dealer Managers” and each a “Dealer Manager”).

In accordance with normal and accepted market practice, the Trustee expresses no opinion as to the merits of the proposals as presented to Holders in the Offer to Purchase. Furthermore, the Trustee makes no assessment of the impact of the proposals as presented to Holders on the interests of the Holders either as a class or as individuals.

NONE OF PE PAPER, ITS BOARD OF DIRECTORS, THE TRUSTEE, THE DEALER MANAGERS OR ANY OF THEIR RESPECTIVE AFFILIATES MAKES ANY RECOMMENDATION AS TO WHETHER HOLDERS SHOULD TENDER THEIR NOTES PURSUANT TO THE OFFER TO PURCHASE.

THE OFFER TO PURCHASE AND THE ACCOMPANYING LETTER OF TRANSMITTAL SHOULD BE READ CAREFULLY BEFORE A DECISION IS MADE WITH RESPECT TO THE TENDER OFFER.

Requests for information in relation to the Tender Offer should be directed to:

THE ROYAL BANK OF SCOTLAND PLC	RBS SECURITIES INC (acting on behalf of The Royal Bank of Scotland plc)
135 Bishopsgate London EC2M 3UR United Kingdom Attn: Liability Management Group Tel: +44 (0)20 7085 4634 Email: liabilitymanagement@rbs.com	600 Washington Boulevard Stamford, CT 06901 USA Attn: Liability Management Group Toll free: +1 877 297 9832 Collect: +1 203 897 4825

CITIGROUP GLOBAL MARKETS LIMITED
Canada Square, Canary Wharf
London E14 5LB
United Kingdom
Attn: Liability Management Group
London: +44 (0)20 7986 8969
Toll Free: +1 800 558 3745
Collect: +1 212 723 6106
Email: liabilitymanagement.europe@citi.com

J.P. MORGAN SECURITIES LTD.	J.P. MORGAN SECURITIES LLC
10 Aldermanbury London EC2V 7RF United Kingdom Attn: Liability Management Group Tel: +44 (0)20 7325 9633	383 Madison Avenue, 3rd floor New York, NY 10179 USA Attn: Liability Management Group U.S. Toll Free: (800) 245-8812 Call Collect: (212) 270-1200

Requests for information in relation to the procedures for participating in the Tender Offer should be directed to:

For Holders of Dollar Notes

For Delivery by Overnight Courier or
Hand or Certified or Registered Mail:

The Bank of New York Mellon Corporation
Corporate Trust Operations
Reorganization Unit
101 Barclays Street -7 East
New York, N.Y 10286
Attention: Diane Amoroso
diane.amoroso@bnymellon.com

By Facsimile Transmission
(for eligible institutions only):
+1 (212) 298 1915

To Confirm by Telephone or for Information Call:
+1 (212) 815 2742

For Holders of Euro Notes

For Delivery by Overnight Courier or
Hand or Certified or Registered Mail:

The Bank of New York Mellon
Debt Restructuring Services
40th Floor, One Canada Square,
London E14 5AL
Attention: Les Cummings

To Confirm by Telephone or for Information Call:
+44 (0) 207 964 4958

By email: debtrestructuring@bnymellon.com

DISCLAIMER

This announcement must be read in conjunction with the Offer Documents. This announcement and the Offer Documents contain important information which should be read carefully before any decision is made with respect to the Tender Offer. If you are in any doubt as to the action you should take, you are recommended to seek your own financial and legal advice, including as to any tax consequences, immediately from your stockbroker, bank manager, solicitor, accountant or other independent financial or legal adviser. Any individual or company whose Notes are held on its behalf by a broker, dealer, bank, custodian, trust company or other nominee or intermediary must contact such entity if it wishes to tender Notes in the Tender Offer. None of the Dealer Managers, the Tender and Information Agent or the Company or any of their respective affiliates makes any recommendation as to whether Holders should participate in the Tender Offer. The Dealer Managers and their relevant affiliates are acting exclusively for the Company and for no one else in connection with the Tender Offer and will not be responsible to anyone other than the Company for providing the protections afforded to the customers of such Dealer Managers or their affiliates or for providing advice in relation to the Tender Offer or any transaction or arrangement referred to herein.

OFFER AND DISTRIBUTION RESTRICTIONS

NEITHER THE ATTACHED OFFER TO PURCHASE NOR ANY RELATED DOCUMENT HAS BEEN FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION, NOR HAS ANY SUCH DOCUMENT BEEN FILED WITH OR REVIEWED BY ANY U.S. STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY OF AUSTRIA, SOUTH AFRICA, ITALY, THE UNITED KINGDOM OR ANY OTHER COUNTRY. NO AUTHORITY HAS PASSED UPON THE ACCURACY OR ADEQUACY OF THE ATTACHED OFFER TO PURCHASE OR ANY RELATED DOCUMENTS, AND IT IS UNLAWFUL AND MAY BE A CRIMINAL OFFENCE TO MAKE ANY REPRESENTATION TO THE CONTRARY.

THE DISTRIBUTION OF THE OFFER TO PURCHASE IN CERTAIN JURISDICTIONS MAY BE RESTRICTED BY LAW. PERSONS INTO WHOSE POSSESSION THE OFFER TO PURCHASE COMES ARE REQUIRED BY THE COMPANY, THE DEALER MANAGERS AND THE TENDER AND INFORMATION AGENT TO INFORM THEMSELVES ABOUT, AND TO OBSERVE, ANY SUCH RESTRICTIONS.

This announcement, the Offer to Purchase, the Letter of Transmittal and any other materials or advertisements in connection with the Tender Offer may not be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of such jurisdiction. In those jurisdictions where the securities, blue sky or other laws require the Tender Offer to be made by a licensed broker or dealer, and any of the Dealer Managers or any of their respective affiliates is such a licensed broker or dealer in such jurisdictions, the Tender Offer shall be deemed to be made by such Dealer Manager or such affiliate (as the case may be) on behalf of PE Paper in such jurisdictions. Persons into whose possession this document comes are advised to inform themselves about and to observe any restrictions relating to the Tender Offer and the distribution of this announcement, the Offer to Purchase, the Letter of Transmittal and any other related materials.

Austria. Neither this announcement, the Offer to Purchase nor any other documents or materials relating to the Tender Offer are subject to the Austrian Capital Markets Act (Kapitalmarktgesetz) and have not been submitted to or will be submitted for approval or registration with the Austrian Financial Market Authority (Finanzmarktaufsichtsbehörde). Accordingly, this announcement and the Offer to Purchase have not been and will not be approved by the Austrian Financial Market Authority or any other regulatory body in Austria.  The Dealer Managers will not hold any physical meetings in Austria with Holders in connection with the Tender Offer.

Italy. None of this announcement, the Tender Offer, the Offer to Purchase and any other documents and materials relating to the Tender Offer have been or will be submitted to the clearance procedure of the Commissione Nazionale per le Società e la Borsa (“CONSOB”) pursuant to Italian laws and regulations. In Italy, the Tender Offer is carried out as an exempted offer under Article 101-bis, paragraph 3-bis of the Legislative Decree No. 58 of 24 February 1998, as amended (the “Financial Services Act”, and Article 35-bis, paragraphs 3 and 4, letter b) of the CONSOB Regulation No. 11971 of May 14, 1999, as amended (the “Regulation on Issuers”). The Tender Offer is also being carried out in compliance with article 35-bis, paragraph 7, letter a) of the Issuers’ Regulation. Accordingly, a Holder of Notes that is located in Italy can participate in the Tender Offer only if (i) the Notes tendered by it have a nominal value or an aggregate nominal amount equal to or greater than €50,000 or if (ii) it qualifies as qualified investor (investitore qualificato), as defined pursuant to Article 100 of the Financial Services Act and Article 34-ter, paragraph 1, letter b) of the Regulation on Issuers (“Eligible Investors”); otherwise Holders of Notes located in Italy may not participate in the Tender Offer and neither this announcement, the Offer to Purchase nor any other documents or materials relating to the Tender Offer may be distributed or otherwise made available to them as part of the Tender Offer. The Tender Offer cannot be extended, nor may copies of this announcement, the Offer to Purchase or any other document relating to the Tender Offer or the Notes be distributed, mailed or otherwise forwarded, or sent, to the public in Italy, whether by mail or by any means or other instrument (including, without limitation, telephonically or electronically) or any facility of a national securities exchange available in Italy, other than to Eligible Investors. Persons receiving this announcement and the Offer to Purchase must not forward, distribute or send it in or into or from Italy. Holders or beneficial owners of the Notes that qualify as Eligible Investors can tender the Notes through authorised persons (such as investment firms, banks or financial intermediaries permitted to conduct such activities in the Republic of Italy in accordance with the Financial Services Act, CONSOB Regulation No. 16190 of 29 October 2007, as amended from time to time, and Legislative Decree No. 385 of September 1, 1993, as amended) and in compliance with applicable laws and regulations or with requirements imposed by CONSOB or any other Italian authority. Each intermediary must comply with the applicable laws and regulations concerning information duties vis-à-vis its clients in connection with the Notes or the Tender Offer.

South Africa. Pursuant to South African Exchange Control regulations, no Notes were offered or sold to prospective investors in South Africa. Accordingly, the Tender Offer is not being made to any person resident or located in South Africa. Holders are hereby notified that, to the extent such Holders are persons resident or located in South Africa, the Offer is not available to them and they may not tender Notes pursuant to the Offer and, as such, any acceptance of Notes tendered by such persons shall be ineffective and void, and neither this announcement, the Offer to Purchase, the Letter of Transmittal nor any other offering material relating to the Offer or the Notes may be distributed or made available in South Africa.

United Kingdom. The communication of this announcement, the Offer to Purchase and any other documents or materials relating to the Tender Offer is not being made, and such documents and materials have not been approved by, an authorized person for the purposes of section 21 of the Financial Services and Markets Act 2000. Accordingly, such documents and materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom, and are only for circulation to persons outside the United Kingdom or to persons within the United Kingdom falling within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”)) or within Article 43(2) of the Order, or to other persons to whom it may lawfully be communicated in accordance with the Order.

This announcement, the Offer to Purchase and the Letter of Transmittal do not constitute an offer or solicitation to purchase Notes in any jurisdiction in which, or to, or from, any person to, or from, whom, it is unlawful to make such offer or solicitation under applicable securities or blue sky laws.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  June 20, 2012

SAPPI LIMITED,

By:	/s/ L. Newman
Name: L. Newman
Title: Group Financial Controller